SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2006

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
Investor Relations	Jody Burfening/Carolyn Capaccio
ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 295	212-838-3777 (ext. 6608)
Investor.relations@icos.be	jburfening@lhai.com or ccapaccio@lhai.com

ICOS Vision Systems approves authorization for repurchase of shares.

Heverlee, Belgium – June 6, 2006 - ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions for the chip industry, announced that at the Extraordinary General Assembly of shareholders held today, its shareholders approved the grant to the Board of Directors of the authority to allow the Company to purchase up to a maximum of one million shares of its Common Stock over a period of 18 months, starting the date of publication of this decision in the Official Belgian Gazette. The shares may be repurchased from time-to-time in open market transactions over the Euronext stock exchange. Currently, the Company has approximately 10.6 million shares outstanding.

The Board of Directors intends to implement this mandate in such a way that the company will purchase its shares on a regular basis. With this in mind, it is also the Board’s intention to propose to the annual shareholders meeting to renew this mandate on a yearly basis.

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Korea and Hong Kong and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This News Release contains forward-looking information that involves risks and uncertainties, including statements regarding ICOS’s plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the stock repurchase program authorized to be implemented by the Board of Directors and the anticipated benefits of that program, if implemented. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated. ICOS cannot assure that the Company will repurchase all or any part of the one million shares that the Board of Directors has the discretion to authorize the Company to repurchase, or that any repurchase by the Company of its shares will have a beneficial affect for the Company or its shareholders. Any such repurchase would have the effect of reducing the Company’ liquidity and capital resources and may otherwise be at a price that is not beneficial to the Company or its stockholders. Other risks relating to the company and its business are set forth in the Company’s most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: June 7, 2006	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President